February 9, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Nasreen Mohammed

Theresa Brillant

Rucha Pandit

Donald Field

Re:	SEAC II Corp.

Registration Statement on Form S-4

Filed January 5, 2024

File No. 333-276414

Ladies and Gentlemen:

On behalf of our client, SEAC II Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 submitted on January 5, 2024 (the “Registration Statement”), contained in the Staff’s letter dated February 5, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4 Filed January 5, 2024

Cover Page

1.

We note your disclosure that SEAC’s Class A Ordinary Shares, Public Warrants and Units are currently listed on Nasdaq under the symbols “SCRM” and “SCRMW” and “SCRMU,” respectively. Please revise to disclose the market price of SEAC’s Class A Ordinary Shares, Public Warrants and Units as of the latest practicable date. Refer to Item 501(b)(3) of Regulation S-K.

United States Securities and Exchange Commission

February 9, 2024

Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

Questions and Answers, page 17

2.

We note that the SEAC Board formed a special transaction committee due to potential conflicts of interest. Please revise to add a new question and answer to discuss in greater detail why a special transaction committee was formed. In this regard, we note that Mr. Sloan appears to have material relationships with Lions Gate Entertainment Corp., i.e. shareholder and directorships.

Response: The Company has revised the disclosure on page 26 of the Amended Registration Statement in response to the Staff’s comment.

3.

Please revise to add a new question and answer which discusses and quantifies the aggregate transaction value for this proposed business combination. Please include clear disclosure regarding the purchase price for StudioCo to include the value and pricing of consideration provided to Lions Gate Entertainment Corp. In this regard, please disclose the pricing of the 250,220,841 shares being provided to Lions Gate Entertainment Corp. in comparison to the value and pricing being assigned to SEAC’s Public Shareholders new shares, SEAC Sponsors new shares and the PIPE Investors new shares.

Response: The Company has revised the disclosure on pages 23-25 of the Amended Registration Statement in response to the Staff’s comment.

4.

We note that the different shareholder contingency groups appear to be investing into the proposed business combination at different relative values. For example, it appears that the PIPE Investors are investing at $9.63 per share. We also note that the Sponsor appears to be converting its shares on a one-for-one basis while SEAC Public Shareholders are converting based on a formula tied to the amount remaining in the trust account and a $10.70 share price. Please revise to add a new question and answer to directly address, quantify and explain why the different shareholder contingency groups are investing into the new holding company at different relative values and pricing.

Response: The Company has revised the disclosure on pages 24-25 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

February 9, 2024

5.

Please revise to add a new question and answer discussing the Sponsor Securities Repurchase. In this regard, it appears that the Sponsor will be exchanging 16,740,000 shares for $1.00 and a new option for 2,200,000 shares. Please detail the vesting of such options, the applicable exercise price of the options and their relative value.

Response: The Company has revised the disclosure on page 34 of the Amended Registration Statement in response to the Staff’s comment.

6.

We note that the Screaming Eagle Acquisition Corp. IPO raised $750,000,000 which was placed into the company’s trust account for the intended purpose of completing a business combination. We also note that this proposed business combination includes a SEAC Cash Consideration Trigger of $175,000,000. Please add a new question and answer discussing the difference between the amount in the trust account and the SEAC Cash Consideration Trigger and confirm the potential amount that will be returned to SEAC Public Shareholders in the form of SEAC Cash Consideration. Additionally, we note that the company intends to raise new financing via a PIPE Investment. Please discuss and compare the amount of the PIPE Investment versus the potential amount being returned to SEAC Public Shareholders to include the pricing difference. In this regard, it appears that the company is paying a premium for the new PIPE Investment versus using existing funds in the trust account. The pricing difference appears to be $10.70 versus $9.63 per share, a difference of $1.07 per share and an additional cost of approximately $19 million versus using funds from the trust account. Additionally, we note there are additional fees and expenses associated with raising financing via the PIPE Investment, i.e. amounts owed to the co-placement agents. Please also address these additional fees and expenses in this discussion.

Response: The Company has revised the disclosure on pages 22-23 of the Amended Registration Statement in response to the Staff’s comment. The Company has also revised its disclosure on page 23 of the Amended Registration Statement to disclose the fees and expenses payable to Citi and Morgan Stanley for their services, including those associated with raising financing via the PIPE investment.

7.

We note that, in this proposed business combination, the structure contemplates returning money to public shareholders outside the standard redemption process and instead relying upon PIPE financing. Additionally, we note that under certain circumstances SEAC Public Shareholders may only receive “cash in the amount of $10.70 per SEAC Class A Ordinary Share and no Pubco Common Shares” which appears contrary to the disclosure in the Screaming Eagle Acquisition Corp. IPO which contemplated that public shareholders would own a portion of the new combined company (although maybe in a minority position versus being completely cashed out). Please add a new question and answer discussing this atypical De-SPAC structure. Additionally, please advise how and why this structure does not conflict with or contradict the disclosure contained in the Screaming Eagle Acquisition Corp. IPO.

United States Securities and Exchange Commission

February 9, 2024

Response: The Company has revised the disclosure on pages 28-29, 31, 44-45, 97 and 128 of the Amended Registration Statement to clarify that the parties expect that the consideration to be paid to the non-redeeming SEAC Public Shareholders in the Business Combination will consist of one Pubco Common Share or a combination of Pubco Common Shares and SEAC Cash Consideration, and will not consist solely of SEAC Cash Consideration. Accordingly, consistent with the disclosure in SEAC’s IPO prospectus, the non-redeeming SEAC Public Shareholders are expected to own a minority interest in Pubco after the Closing.

Q: How will the proceeds from the Business Combination be used by Pubco?, page 23

8.	Please revise the answer to quantify the amounts that will be used for the various detailed purposes.

Response: The Company has revised the disclosure on page 29 of the Amended Registration Statement in response to the Staff’s comment.

Q: What will be the equity stakes of the SEAC Public Shareholders, SEAC Insiders, Lions Gate Parent and the PIPE Investors . . . ?, page 23

9.

Please revise the table here and elsewhere as appropriate to disclose all possible sources and extent of dilution that public shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In this regard, please also expand footnote (1) to briefly summarize any vesting restrictions related to the options held by the Sponsor and the exercise price of the options.

Response: The Company has revised the disclosure on pages 27-29 of the Amended Registration Statement in response to the Staff’s comment.

10.

We note your tabular disclosure depicting resulting ownership scenarios based on redemptions by the public stockholders, including assuming no redemptions of public shares and assuming the maximum redemptions of public shares. We also note that the no redemptions and maximum redemptions scenarios in this tabular disclosure are identical. Please expand this answer or add a new question and answer to explain in detail why the SEAC’s Public Shareholders ownership percentage remains fixed in this proposed business combination. In this regard, we note that the merger consideration (cash and stock mix) due to SEAC Public Shareholders appears to change based on a formula tied to the amount of funds remaining in the trust account. Consider adding an illustrative chart with different trust account amounts to demonstrate the potential merger consideration (cash and stock mix) due to SEAC Public Shareholders at various trust amount levels.

United States Securities and Exchange Commission

February 9, 2024

Response: The Company has revised the disclosure on pages 27-29 of the Amended Registration Statement in response to the Staff’s comment.

Q: What interests do the current officers and directors have in the Business Combination?, page 28

11.

Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of the business combination. Include the current value of loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for SEAC’s officers and directors, if material. Please make consistent revisions in each place where this disclosure appears in your proxy statement/prospectus. In this regard, we note that a number of the bullets lack quantification of identified interests.

Response: The Company has revised the disclosure on pages 35-37, 64-65, 92-93 and 155-156 of the Amended Registration Statement in response to the Staff’s comment.

12.

Please revise the eighth bullet and elsewhere as appropriate to highlight all material interests in the transaction held by Harry E. Sloan. As an example only, clarify and quantify whether Harry E. Sloan holds any of Lion’s Gate Entertainment Corp.’s common stock.

Response: The Company has revised the disclosure on pages 36, 65, 93 and 156 of the Amended Registration Statement in response to the Staff’s comment.

13.

To the extent possible, please include a bullet quantifying all fees and reimbursable expenses to be paid to Citi, the IPO underwriter as well as co-placement agent for the PIPE investments. Provide similar disclosure for fees and reimbursable expenses to be paid to Morgan Stanley, the other co-placement agent. Lastly, please clarify the extent to which the aggregate fees and reimbursable expenses are contingent upon the consummation of the business combination. Please make conforming revisions throughout the proxy statement/prospectus as appropriate.

Response: The Company has revised the disclosure on pages 23, 36, 37 and 157 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

February 9, 2024

Q: What happens to the funds deposited in the Trust Account after consummation of the Business Combination?, page 35

14.

To the extent possible, please revise to specifically quantify the amount of funds to be used for the stated purposes. Consider adding a chart or some other presentation so public shareholders can clearly understand how the funds held in the Trust Account are being used in connection with this proposed business combination.

Response: The Company has revised the disclosure on page 43 of the Amended Registration Statement in response to the Staff’s comment.

Summary of Proxy Statement/Prospectus, page 41

15.	Please revise the StudioCo summary on page 42 to briefly discuss the Studio Business and what is being acquired in this proposed business combination.

Response: The Company has revised the disclosure on page 49 of the Amended Registration Statement in response to the Staff’s comment.

Vote of the SEAC Insiders, page 53

16.

We note that this section uses the terms SEAC Insiders and SEAC Sponsor which have slightly different definitions. In this regard, we note that SEAC Insiders includes SEAC management. Please revise this section and any other applicable sections to clarify the number of shares SEAC Insiders hold and whether those aggregate share will be voted in favor of the proposed business combination.

Response: The Company has revised the disclosure on pages 63 and 117, and throughout the Amended Registration Statement in response to the Staff’s comment.

Risk Factors, page 64

17.

Please include a risk factor to discuss the risks associated with failing to close the PIPE investment. As examples only, discuss how (i) the PIPE investment is a condition to closing and (ii) failure to close the PIPE investment could impact your ability to satisfy the minimum cash condition for closing.

Response: The Company has revised the risk factors on pages 102 and 105 of the Amended Registration Statement in response to the Staff’s comment.

18.

To the extent material, please include a risk factor discussing the minimum guarantee arrangements associated with LG Studio’s content licensing agreements. In this regard, we note the disclosure on page 230 that the “content licensing arrangements include fixed fee and minimum guarantee arrangements.” As examples only, please disclose your material minimum guarantees or advanced payments for the financial statement periods included in the proxy statement/prospectus.

United States Securities and Exchange Commission

February 9, 2024

Response: The Company has added a risk factor on pages 75-76 of the Amended Registration Statement in response to the Staff’s comment.

SEAC Shareholders will experience immediate dilution as a consequence of the issuance of Pubco Common Shares, page 83

19.

Please revise to discuss more specifically (by percentage) how the ownership of SEAC Public Shareholders is changing from SEAC to Pubco. Additionally, please expand the second paragraph to discuss more specifically the scenarios where SEAC Public Shareholders would be completely cashed out of the proposed business combination.

Response: The Company has revised the disclosure on pages 96-97 of the Amended Registration Statement in response to the Staff’s comment.

SEAC Merger, page 102

20.

Consider adding an illustrative chart with different trust account amounts to demonstrate the potential merger consideration (cash and stock mix) due to SEAC Public Shareholders at various trust amount levels.

Response: The Company has revised the disclosure on page 122, which referred to the revised disclosure on pages 27-29 and 96-97 of the Amended Registration Statement in response to the Staff’s comment.

StudioCo, page 109

21.

Please revise this section throughout to discuss in greater detail the negotiations regarding the affect of the proposed transaction on SEAC Public Shareholders. In this regard, please discuss the negotiations regarding the stock and cash mix due to SEAC Public Shareholders, how this mix and the ultimate SEAC Public Shareholder’s equity position was determined, how the size of the PIPE Investment was determined in relation to the size of the trust account, how the Sponsor’s and PIPE Investor’s equity position was determined in relation to the SEAC Public Shareholder’s equity position, etc. Please include enough information so that SEAC Public Shareholders can fully understand how the negotiations evolved regarding their merger consideration (stock and cash) and ultimate equity position in the new holding company in comparison to the other shareholder contingency groups (i.e. Lions Gate Parent, Sponsor and new PIPE Investors).

United States Securities and Exchange Commission

February 9, 2024

Response: The Company has revised the disclosure on pages 130-140 of the Amended Registration Statement in response to the Staff’s comment.

22.

We note your disclosure on page 110 that on July 15, 2023, SEAC management sent “a non-binding term sheet for a business combination between SEAC and StudioCo, including the potential acquisitions of eOne and the other third party target.” Please revise to provide additional detail regarding the material terms or other points that were negotiated between the parties in the exchange of drafts of the non-binding term sheet during this time; in this regard, we note that “Mr. Baker sent a revised non-binding term sheet” on August 11, 2023. We further note that the “term sheet contemplated a pre- money enterprise value for the Lionsgate studio business of between $4.2 and $4.9 billion.” Please revise to provide more detail regarding any term sheet negotiations.

Response: The Company has revised the disclosure on pages 131-134 of the Amended Registration Statement in response to the Staff’s comment.

23.

We note your disclosure on page 113 that on November 2, 2023, “Mr. Baker updated the SEAC Board on the specific negotiations with Lions Gate Parent, including that the pre- money enterprise valuation would be $4.6 billion.” Please revise the disclosure in this section to include a more detailed description of the negotiations and board considerations relating to the valuation of StudioCo. As examples only, please provide additional disclosure regarding which party proposed the initial valuation of the target and how the valuation amount evolved throughout the course of negotiations. In revising your disclosure, please revise to clarify whether the pre-money enterprise value of $4.6 billion exchanged on November 2, 2023 was the final agreed-upon valuation of StudioCo and discuss how such valuation was used in setting the transaction consideration.

Response: The Company has revised the disclosure on pages 133-134 of the Amended Registration Statement in response to the Staff’s comment.

24.

We note your disclosure on page 111 that on August 11, 2023, Mr. Baker sent a revised non-binding term sheet to Mr. Feltheimer, the principal terms of which included “a PIPE of at least $150 million.” We further note your disclosure on page 114 that “SEAC was successful in obtaining PIPE commitments in excess of the $150 million required under the non-binding term sheet, and it was proposed that the parties agree to expand the PIPE to $175 million,” the commitments for which “were made pursuant to a form of PIPE Subscription Agreement negotiated by SEAC, Lions Gate Parent and the PIPE Investors.” Please revise this section to include more detail regarding the PIPE investment negotiations. As examples only, please disclose any preliminary discussions about the need to obtain additional financing for the combined company through PIPE investments beyond the amounts available in the trust account, the terms of the financing and a description of the negotiations relating to the PIPE Subscription Agreement.

United States Securities and Exchange Commission

February 9, 2024

Response: The Company has revised the disclosure on pages 131-135 of the Amended Registration Statement in response to the Staff’s comment.

25.

We note your reference to Citi as SEAC’s financial advisor as well as Morgan Stanley and PJT Partners as Lions Gate Parent’s financial advisor. We also note that Duff Phelps was retained as an independent financial advisor. Please quantify here any fees payable to these advisors for their services, including fees contingent upon consummation of the business combination.

Response: The Company has revised the disclosure on pages 132 and 135, which referred to the revised disclosure on page 157 of the Amended Registration Statement in response to the Staff’s comment.

The SEAC Transaction Committee and SEAC Board’s Reasons for Approval of the Business Combination, page 115

26.

Please advise what consideration (positive or negative factors) the SEAC Transaction Committee and SEAC Board gave to the effect of the proposed transaction on SEAC Public Shareholders. In this regard, we note that the SEAC Public Warrants are being cashed out at $0.50 per warrant, the SEAC Class A Ordinary Shares are being exchanged for a stock and cash mix based on a $10.70 valuation, and SEAC Public Shareholder will own a minority position in the new holding company. We also note that the majority of the listed positive and negative factors are focused on the target business or proposed business combination from a high level versus the effect on SEAC Public Shareholders who will be voting their existing securities and, depending on the circumstances, may or may not be participating in the new holding company going- forward.

Response: The Company has revised the disclosure on pages 139-140 of the Amended Registration Statement in response to the Staff’s comment.

Sources and Uses for the Business Combination, page 139

27.

You disclose the net corporate debt attributable to the Studio Business as $1,748 million in this section. We also note total debt presented on the unaudited condensed combined balance sheet of the Studio Business on page F-110 is $1,227 million and cash is $172.7 million. Please explain and reconcile the debt attributable to the Studio Business.

United States Securities and Exchange Commission

February 9, 2024

Response: The Company advises that the disclosed net corporate debt attributable to the Studio Business of $1,748 million represents net corporate debt estimated to be outstanding as of April 1, 2024. The Company has revised the disclosure on pages 161-162 of the Amended Registration Statement in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations for U.S. Holders, page 145

28.

We note your disclosure in the first paragraph that the “following discussion is a summary of certain U.S. federal income tax considerations for U.S. Holders.” We also note your disclosure in the third paragraph on page 146 that your “discussion is only a summary of certain U.S. federal income tax considerations associated with the business combination.” Please delete the word “certain” as the section should address the material tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: The Company has revised the disclosure on pages 168-169 of the Amended Registration Statement in response to the Staff’s comment.

29.

We note your disclosure in the concluding paragraph that “HOLDERS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION (INCLUDING THE SEAC MERGER, THE NEW SEAC DOMESTICATION, THE AMALGAMATIONS AND ANY EXERCISE OF THEIR REDEMPTION RIGHTS) [Underlining added].” Investors are entitled to rely upon the provided tax opinions. Please revise this section and the proxy statement/prospectus throughout (i.e. pages 34, 89, and 160) to remove all inappropriate disclaimers and limitations on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: The Company has revised the disclosure on pages 41, 109, 183 and 185 of the Amended Registration Statement in response to the Staff’s comment.

III. Tax Consequences of the SEAC Merger and the New SEAC Domestication, page 150

30.

We note your disclosure that White & Case LLP will deliver a tax opinion regarding the SEAC Merger and the New SEAC Domestication which will be filed as Exhibit 8.2. We also note your discussion of U.S. federal income tax consequences in the subsequent sections regarding the SEAC Amalgamation and the StudioCo Amalgamation. Specifically, we note your statements that “a U.S. Holder is not expected to have any U.S. federal income tax consequences as a result of the SEAC Amalgamation” and “a U.S. Holder of New SEAC Class A Common Shares generally would not

United States Securities and Exchange Commission

February 9, 2024

recognize any gain or loss on the exchange of its New SEAC Class A Common Shares for Pubco Common Shares pursuant to the StudioCo Amalgamation.” Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required for both the SEAC Amalgamation and StudioCo Amalgamation since the discussion includes tax consequences that would be material to investors. Please revise the respective sections accordingly and file the required tax opinions. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that a U.S. federal income tax opinion with respect to the SEAC Amalgamation will be filed with a future amendment, and the Company has revised the disclosure on page 173 accordingly. With regards to the Staff’s comment regarding a tax opinion for the StudioCo Amalgamation, the Company respectively advises the Staff that as a result of there being significant uncertainties as to the U.S. federal income tax treatment of the StudioCo Amalgamation due to the absence of guidance or other authority that is on point to how non-vertical amalgamations (such as the StudioCo Amalgamation) effected under Canadian corporate law are treated for U.S. federal income tax purposes, White & Case LLP (“W&C”) is unable to opine on the U.S. federal income tax treatment of the StudioCo Amalgamation. While the parties to the Business Combination agree to report the StudioCo Amalgamation in accordance with the parties’ intended tax treatment, the closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax treatment of the StudioCo Amalgamation. The Company respectfully advises the Staff that it has revised the disclosure on pages 175-176 to further clarify the above, and that there are risk factors on pages 87-88, 109-110 and disclosure on pages 175-177 addressing the possibility that the StudioCo Amalgamation may be a taxable event, in each case consistent with Section III.C.1 of the Staff Legal Bulletin 19.

Unaudited Pro Forma Condensed Combined Financial Information, page 178

31.

We note that on December 27, 2023, Lions Gate Parent and its subsidiaries completed the acquisition of the eOne business for cash purchase price of $375.0 million. You state approximately $317 million of the cash proceeds received in connection with the business combination will be used to repay the debt financing obtained to fund the eOne acquisition. We also note on page 132 the estimated enterprise value increased by $0.7- $1.0 billion or approximately 20% when including the eOne acquisition. Please disclose the amount of debt that was incurred to complete this acquisition. Also please tell us how you considered Rule 11-01(a) with regards to presenting pro forma information for purchase.

Response: The Company has revised the disclosure on pages 201-225 of the Amended Registration Statement to reflect the purchase of eOne, the related debt incurred and the repayment of that debt with the cash proceeds from the Business Combination in response to the Staff’s comment.

United States Securities and Exchange Commission

February 9, 2024

Business of SEAC and Certain Information about SEAC

Modifications to the SEAC IPO Underwriters’ Deferred Discount, page 207

32.

Please revise your disclosure to reflect that you have discussed the included disclosure with Goldman Sachs and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Goldman Sachs does not respond, please revise your disclosure to indicate you have asked and not received a response. If applicable, please disclose that Goldman Sachs refused to discuss the reasons for its resignation and forfeiture of fees with management and disclose any associated risks to investors.

Response: The Company has revised the disclosure on page 241 of the Amended Registration Statement in response to the Staff’s comment.

33.

We note your disclosure here that “Citi agreed to make adjustments to its entitlement to a portion of the $26,250,000 deferred underwriting fee payable to it” pursuant to the January 5, 2022 underwriting agreement. We also note that Goldman Sachs “waived its entitlement to any portion of the $26,250,000 deferred underwriting fee payable pursuant to the Underwriting Agreement.” Please add risk factor disclosure that clarifies that Goldman Sachs was to be compensated, in part, on a deferred basis for their underwriting services in connection with the SEAC IPO and such services have already been rendered, yet Goldman Sachs is gratuitously waiving such fees. Clarify the unusual nature of such a fee waiver and any associated risks.

Response: The Company has added a risk factor on page 101 and revised the disclosure on pages 241 and 258 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Analysis of Financial Condition and Results of Operations of SEAC Commitments and Contractual Obligations; Quarterly Results, page 220

34.

Please revise here as well as on pages F-14 and F-38 to identify the “affiliate of the Sponsor” disclosed as receiving $15,000 per month “for office space, utilities, secretarial and administrative support services and to provide indemnification to the SEAC Sponsor.” Additionally, please discuss this entity’s relationship to your Sponsor or the company’s officers and directors.

United States Securities and Exchange Commission

February 9, 2024

Response: The Company has revised the disclosure on page 257 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises that it has not made corresponding revisions to pages F-14 and F-38 of the Amended Registration Statement. Instead, SEAC intends to include these changes in the footnotes to its audited consolidated financial statements for the year ended December 31, 2023, which will be included in future amendments to the Registration Statement.

Underwriting Agreement, page 220

35.	We note your disclosure elsewhere that certain of these fees have been waived or modified. Please revise to update the amounts due upon completion of the business combination.

Response: The Company has revised the disclosure on pages 257-258 of the Amended Registration Statement to further describe how certain fees payable to the underwriters of the SEAC IPO have been waived or modified and to update the amounts payable to such underwriters upon the closing of the business combination in response to the Staff’s comment.

Management’s Discussion and Analysis of Analysis of Financial Condition and Results of Operations

Studio Business of Lions Gate Entertainment Corp.

Critical Accounting Policies and Estimates, page 228

36.

We note your disclosure that you are using the management approach to carve-out financial statements of Studio Business. Please disclose the material judgments, assumptions and uncertainties associated with allocating corporate expenses and operating expense reimbursements. Refer to Item 303(b)(3) of Regulation S-K.

Response: The Company has revised the disclosure on pages 266-272 of the Amended Registration Statement to include a critical accounting policy and estimate regarding corporate general and administrative expense allocations in response to the Staff’s comment.

SEAC Relationships and Related Party Transactions, page 359

37.	Please revise the fourth paragraph to clarify if there are any out-of-pocket expenses to be reimbursed in connection with the proposed business combination.

Response: The Company has revised the paragraph on page 396 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

February 9, 2024

Sponsor Support Agreement, page 360

38.	Please revise the second paragraph to quantify the Warrant Re-Purchase obligation associated with repurchasing 5.81% of the outstanding SEAC Public Warrants.

Response: The Company has revised the disclosure on page 397 of the Amended Registration Statement in response to the Staff’s comment.

Shared Services Agreement/Overhead Sharing Agreement, page 361

39.

Please revise to discuss the Shared Services Agreement/Overhead Sharing Agreement in greater detail to include all fees and expenses that will be allocated between the related parties. Additionally, we note that all stock-based compensation of Lions Gate Parent will be allocated to Pubco. Please revise to quantify these expenses. Additionally, we note that the Ownership of Pubco charts included throughout the filing do not show or detail any new stock-based plans or arrangements which could lead to additional SEAC Public Shareholder dilution. To the extent Pubco will be adopting new compensation plans or assuming responsibility for any existing compensation plans, please revise the chart to detail and show the dilutive effect of such plans.

Response: The Company has revised the disclosure on page 399 of the Amended Registration Statement in response to the Staff’s comment.

Index to Financial Statements, page F-1

40.	Please tell us your consideration of including financial statements of SEAC II Corp. in future amendments.

Response: The Company respectfully advises the Staff that as the Company was recently organized with only nominal capital, it believes that its financial statements may be omitted from future amendments because the financial statements are not material to investors in making their voting or investment decision. The Company further advises the Staff that it was organized on December 18, 2023 as a wholly-owned subsidiary of SEAC and so its financial condition and results will be reflected in SEAC’s audited consolidated financial statements for the year ended December 31, 2023, which will be included in future amendments to the Registration Statement and in SEAC’s upcoming Annual Report on Form 10-K. See, e.g., correspondence of Next.e.GO N.V. with the SEC, dated May 31, 2023, where the Staff did not object to the omission of the financial statements of a recently organized shell company in similar circumstances.

Studio Business of Lions Gate Entertainment Corp.

1. Description of Business, Basis of Presentation and Significant Accounting Policies, page F-52

41.

We note that the management approach was utilized to identify historical operations that should be presented within the carve-out financial statements. Please expand to further explain how the revenues and costs of the Studio Business were identified.

Response: The Company has revised the disclosure on pages F-53 through F-54 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

February 9, 2024

Exhibits

42.	Please file a consent from Duff & Phelps, the SEAC board’s independent financial advisor, as an exhibit to the proxy statement/prospectus. Refer to Item 601(b)(23) of Regulation S-K.

Response: The Company has filed a consent from Duff & Phelps as Exhibit 23.6 of the Amended Registration Statement in response to the Staff’s comment.

General

43.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that SEAC’s Sponsor is not controlled by, and does not have substantial ties with, a non-U.S. person and Company has clarified this fact in page 48 of the Amended Registration Statement. While LG Orion Holdings ULC, LG Sirius Holdings ULC and Lions Gate Entertainment Corp., are each entities organized under the laws of the province of British Columbia, none of them otherwise has substantial ties with or is otherwise controlled by non-U.S. persons.

44.

We note references to an earnout throughout the filings. For example, your disclosure on page 111 indicates that a portion of the SEAC Founder Shares will be “subject to an earnout based on the achievement of certain trading price hurdles following the Closing, a ‘material adverse effect’ closing condition, the post-closing capital structure, and an exclusive negotiation period.” Additionally, your disclosure on page 132 suggests that Duff & Phelps estimated the valuation of the earnout shares to be $6 million. To the extent there is an earnout associated with the consummation of the business combination, please include a Q&A discussing the Earnout and include the number of shares, valuation, timeframe and conditions upon which the earnout is dependent. Please include enough information so public stockholders can clearly understand the terms and conditions of the earnout.

Response: The Company has revised the disclosure on page 153 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

February 9, 2024

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Jonathan Rochwarger at (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Eli Baker, SEAC II Corp.